FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from February 1, 2015 to February 28, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 9, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

[Translation of Share Buyback Report for the reporting month from February 1, 2015 to February 28, 2015 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on March 9, 2015]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of February 28, 2015
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 29, 2015) (Period of repurchase: from February 16, 2015 to March 27, 2015)		40,000,000	30,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	Feb 16	2,457,100	1,673,227,080
	Feb 17	3,410,000	2,332,835,730
	Feb 18	2,574,700	1,786,445,770
	Feb 19	3,126,500	2,214,214,650
	Feb 20	4,665,600	3,354,868,580
	Feb 23	4,341,600	3,152,602,100
	Feb 24	5,386,500	3,888,404,100
	Feb 25	4,200,900	3,050,647,130
	Feb 26	2,479,200	1,800,610,090
	Feb 27	3,023,200	2,215,787,950

Total	—	35,665,300	25,469,643,180

Aggregate shares repurchased as of the end of this reporting month		35,665,300	25,469,643,180
Progress of share repurchase (%)		89.2	84.9

2.	Status of disposition

	as of February 28, 2015
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)
	Feb 2	49	30,674
	Feb 9	46	29,044
	Feb 16	70	44,800
	Feb 27	70	50,477

Subtotal	—	235	154,995

	as of February 28, 2015
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Other (exercise of stock acquisition rights)	(Date)
	Feb 2	6,300	1,491,300
	Feb 3	289,900	7,727,900
	Feb 4	208,300	208,300
	Feb 5	151,800	1,097,800
	Feb 6	19,300	1,207,300
	Feb 9	9,800	9,800
	Feb 10	133,800	133,800
	Feb 12	274,900	274,900
	Feb 13	7,900	1,195,900
	Feb 16	125,000	3,153,000
	Feb 17	71,400	71,400
	Feb 18	380,100	380,100
	Feb 19	6,000	1,788,000
	Feb 20	28,600	3,205,100
	Feb 23	52,400	3,256,400
	Feb 24	26,300	2,107,300
	Feb 25	207,600	11,008,600
	Feb 26	79,100	6,959,100
	Feb 27	72,500	7,640,000

Subtotal	—	2,151,000	52,916,000

Total	—	2,151,235	53,070,995

3.	Status of shares held in treasury

as of February 28, 2015
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	219,304,597